東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04030923

28th May, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 27th May, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlw 6/22

SEC MAIL PROCESSING
RECEIVED
JUN 07 2004
WASH. D.C. 155 SECTION

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

公佈

董事注意到今天本公司之股份價格及交投量上升，並謹此聲明除下文所披露者外，彼等沒有發現導致該等上升之任何原因。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

本公佈應香港聯合交易所有限公司(「**聯交所**」)之要求而作出。

東方有色集團有限公司(「**本公司**」)之董事(「**董事**」)注意到今天本公司之股份價格及交投量上升，並謹此聲明除下文所披露者外，彼等沒有發現導致該等上升之任何原因。

董事確認，(i)與瑞和工程(中國)有限公司(本公司間接擁有52%之附屬公司)之清盤人正在進行(其中包括)有關可能購回該附屬公司於中華人民共和國之若干業務／實體之商談，若達成及簽訂協議將構成聯交所證券上市規則(「**上市規則**」)項下之主要交易；及(ii)本公司之兩家全資附屬公司與中國五礦香港控股有限公司(本公司之53.95%控股公司)之兩家全資附屬公司正在進行有關位於香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓及16樓部份之物業之租約及使用合約之商談，若達成及簽訂協議將構成上市規則項下之關連交易。由於上述交易之主要條款正在商談中，目前並無簽訂任何協議及**上述交易可能會或不會進行**。除上文所披露者外，目前並無任何有關收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者；本公司之董事會(「**董事會**」)亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予公開者。

本公司董事願就本公佈之準確性承擔個別及共同責任。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

於本公佈之日期，董事會由八位董事組成，包括五位執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；及三位獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
公司秘書
蕭天好

香港，二零零四年五月二十七日

* 僅供識別

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：230)

公佈

董事注意到今天本公司之股份價格及交投量上升，並謹此聲明除下文所披露者外，彼等沒有發現導致該等上升之任何原因。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

本公佈應香港聯合交易所有限公司(「**聯交所**」)之要求而作出。

東方有色集團有限公司(「**本公司**」)之董事(「**董事**」)注意到今天本公司之股份價格及交投量上升，並謹此聲明除下文所披露者外，彼等沒有發現導致該等上升之任何原因。

董事確認，(i)與瑞和工程(中國)有限公司(本公司間接擁有52%之附屬公司)之清盤人正在進行(其中包括)有關可能購回該附屬公司於中華人民共和國之若干業務／實體之商談，若達成及簽訂協議將構成聯交所證券上市規則(「**上市規則**」)項下之主要交易；及(ii)本公司之兩家全資附屬公司與中國五礦香港控股有限公司(本公司之53.95%控股公司)之兩家全資附屬公司正在進行有關位於香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓及16樓部份之物業之租約及使用合約之商談，若達成及簽訂協議將構成上市規則項下之關連交易。由於上述交易之主要條款正在商談中，目前並無簽訂任何協議及**上述交易可能會或不會進行**。除上文所披露者外，目前並無任何有關收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者；本公司之董事會(「**董事會**」)亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予公開者。

本公司董事願就本公佈之準確性承擔個別及共同責任。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

於本公佈之日期，董事會由八位董事組成，包括五位執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；及三位獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
公司秘書
蕭天好

香港，二零零四年五月二十七日

* *僅供識別*

China Daily 28 May 2004, Friday 16 Business Hong Kong/Delta

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT

The Directors have noted the increases in the price and the trading volume of the shares of the Company today and wish to state that save as disclosed below, they are not aware of any reasons for such increases.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("**Exchange**").

The directors ("**Directors**") of ONFEM Holdings Limited ("**Company**") have noted the increases in the price and the trading volume of the shares of the Company today and wish to state that save as disclosed below they are not aware of any reasons for such increases.

The Directors confirm that there are (i) the ongoing negotiations with, amongst others, the liquidators of Condo Engineering (China) Limited, an indirect 52%-owned subsidiary of the Company, with respect to a possible buyback of certain business/entity of such subsidiary in the People's Republic of China, the agreement(s) of which if and when entered into, would constitute a major transaction under the Rules Governing the Listing of Securities on the Exchange ("**Listing Rules**"); and (ii) the negotiation of the tenancy agreement and the licence agreement to be entered into between two wholly-owned subsidiaries of the Company and two wholly-owned subsidiaries of China Minmetals H.K. (Holdings) Limited (the 53.95% controlling shareholder of the Company) in relation to the leasing of the premises situated at 18th Floor and portion of 16th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, the agreements of which if and when entered into, would constitute continuing connected transactions under the Listing Rules. As the principal terms of the aforesaid transactions are in the course of negotiation, no agreement has yet been entered into and as such, **the aforesaid transactions may or may not proceed**. Save as set out above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of Directors of the Company ("**Board**") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

The Directors of the Company individually and jointly accept responsibility for the accuracy of this

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

By Order of the Board
Siu Tin Ho
Company Secretary

Hong Kong, 27th May, 2004

Please also refer to the published version of this announcement in the China Daily.

China Daily 28 May 2004, Friday 16 Business Hong Kong/Delta

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT

The Directors have noted the increases in the price and the trading volume of the shares of the Company today and wish to state that save as disclosed below, they are not aware of any reasons for such increases.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("**Exchange**").

The directors ("**Directors**") of ONFEM Holdings Limited ("**Company**") have noted the increases in the price and the trading volume of the shares of the Company today and wish to state that save as disclosed below they are not aware of any reasons for such increases.

The Directors confirm that there are (i) the ongoing negotiations with, amongst others, the liquidators of Condo Engineering (China) Limited, an indirect 52%-owned subsidiary of the Company, with respect to a possible buyback of certain business/entity of such subsidiary in the People's Republic of China, the agreement(s) of which if and when entered into, would constitute a major transaction under the Rules Governing the Listing of Securities on the Exchange ("**Listing Rules**"); and (ii) the negotiation of the tenancy agreement and the licence agreement to be entered into between two wholly-owned subsidiaries of the Company and two wholly-owned subsidiaries of China Minmetals H.K. (Holdings) Limited (the 53.95% controlling shareholder of the Company) in relation to the leasing of the premises situated at 18th Floor and portion of 16th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, the agreements of which if and when entered into, would constitute continuing connected transactions under the Listing Rules. As the principal terms of the aforesaid transactions are in the course of negotiation, no agreement has yet been entered into and as such, **the aforesaid transactions may or may not proceed**. Save as set out above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of Directors of the Company ("**Board**") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

The Directors of the Company individually and jointly accept responsibility for the accuracy of this

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

By Order of the Board
Siu Tin Ho
Company Secretary

Hong Kong, 27th May, 2004

Please also refer to the published version of this announcement in the China Daily.